Matinee Media Corporation

2801 Via Fortuna, Suite 675

Austin, Texas  78746

August 26, 2008

VIA EDGAR

United States Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, DC 20549

Attn: Mr. Terry French, Accountant Branch Chief

Re:	Matinee Media Corporation
Response to Comment Letter dated August 19, 2008

Ladies and Gentlemen:

Matinee Media Corporation, a Nevada corporation (the “Company”), hereby submits the responses set forth below to your Comment Letter to the Company dated August 19, 2008 (the “Comment Letter”) pertaining to our Annual Report on Form 10-KSB/A for the fiscal year ended December 31, 2007.

The responses set forth below correspond to the comments in your Comment Letter.  For your convenience, the original comment is repeated below and is followed by our response.

We note from your disclosure that management has not conducted an evaluation nor provided an assessment of internal control over financial reporting as of December 31, 2007 because of the reverse acquisition that was consummated on February 11, 2008.  We believe that the surviving entity in a reverse merger succeeds to the Exchange Act reporting history of the legal acquirer in the transaction.  Therefore, because the legal acquirer was required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

Please submit a response within 10 business days that explains how you considered the following factors in making your determination:

•                  The timing of the transaction;

•                  The magnitude of integration or changes in internal control over financial reporting as a result of the transaction; and

•                  The significance of the issuer or legal acquirer’s assets, liabilities, and operations to the consolidated financial statements included in your annual report.

The merger of Matinee Media Corporation, a Texas corporation, into the issuer took place on February 11, 2008.  Since the merger was completed after December 31, 2007, the annual report that is the subject of your Comment Letter did not include any financial statements for Matinee Media Corporation.  The merger was accounted for as a reverse merger whereby Matinee Media Corporation is the accounting acquirer, resulting in a recapitalization of its equity.

After the completion of the merger, there was no integration of internal control over financial reporting of the issuer with that of the accounting acquirer.  Instead, internal control over financial reporting became that of the accounting acquirer, which was a private company on December 31, 2007.

Prior to the merger with the accounting acquirer, the issuer had no assets and no operations.  In fact, the issuer had never reported any revenues in its history.  The accounting acquirer agreed to assume $200,000 of the liabilities of the issuer.  As a result, the consolidated financial statements included in our quarterly reports for the first two quarters of fiscal 2008 reflect, and the consolidated financial statements to be included in our annual report for fiscal 2008 will reflect, only the $200,000 in assumed liabilities, and no assets or operations of the issuer prior to the merger.

Please note that current management has attempted to contact former management regarding its evaluation of internal control over financial reporting as of December 31, 2007.  However, to date, we have not received any response.  As a result, current management is assuming that such an evaluation was not conducted by former management.

Should you have any additional questions please contact me at (512) 329-5843 or our outside counsel J. William Wilson, Esq. at Phillips & Reiter, PLLC at (512) 646-1104.

Very truly yours,

/s/ KEVIN W. MISCHNICK
Kevin W. Mischnick
Vice President and Chief Financial Officer

cc:	Robert W. Walker, Chief Executive Officer, Matinee Media Corporation
J. William Wilson, Esq, Phillips & Reiter, PLLC